Exhibit 99.1

Vertical Aerospace reaches significant certification milestones, including Design Organisation Approval (DOA)

•	UK Civil Aviation Authority (CAA) issues its first eVTOL Design Organisation Approval to Vertical Aerospace (Vertical), underlining regulatory confidence
•	Vertical submits its certification basis proposal to the CAA for its VX4 aircraft, with technical familiarisations to follow shortly
•	Japan Civil Aviation Bureau (JCAB) announces acceptance of VX4 validation programme; success will allow the aircraft to be operated in Japan
•	Vertical has now formally commenced its certification journey with four aviation regulators in the UK, Europe, USA and Japan

London, UK; New York, USA – 30 March 2023

Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering zero-emissions aviation, today announces further progress on its path to certification for the VX4, including securing the first ever Design Organisation Approval (DOA) issued to an eVTOL manufacturer by the UK Civil Aviation Authority.

Design Organisation Approval

UK and European aerospace companies cannot hold a Type Certificate without being granted a DOA. The DOA authorises Vertical to conduct design activities and issue design approvals within the DOA’s scope of approval. As an approved Design Organisation, Vertical will have increasing authority and privileges as we progress through the design and certification programme of the VX4. This approval means the CAA is satisfied that Vertical has the capability to design a safe and reliable aircraft and aviation-related products to the highest standards. This is expected to streamline the steps towards obtaining Type Certification.

The process for achieving DOA involved a rigorous assessment of Vertical’s procedures, its quality management system, the competence of its technical workforce, and the necessary facilities and equipment to support the design activities to certify the VX4 aircraft.

Certification progress

Earlier this month, the CAA announced its intention to adopt European Union Aviation Safety Agency’s (EASA) Means of Compliance to SC-VTOL, the standards against which European and now UK manufacturers will design eVTOLs. Vertical continues working closely with the CAA on the Type Certification of its VX4 aircraft, having recently submitted its certification basis proposal to the regulator.

Taken together, this progress provides essential regulatory clarity to Vertical on the requirements for the development of its VX4 aircraft and further discussions will continue with the CAA in coming months, including robust technical familiarisations. This positions the UK, alongside Europe, as a market with a clear regulatory framework for the design and manufacture of these novel electric aircraft.

Japanese validation

Vertical has also formally commenced its certification efforts in Japan, following the Japan Civil Aviation Bureau’s (JCAB) acceptance of the VX4’s validation programme. Successful validation of the VX4’s Type Certificate will allow the aircraft to be operated in this key market. Vertical is well-positioned in Japan, having partnered with Japan Airlines (JAL), through the placement of up to 100 VX4 pre-orders with Avolon, as well as with Marubeni Corporation for up to 200 VX4 pre-orders. In January 2023, Marubeni made a pre-delivery payment to Vertical for the reservation of its first 25 VX4 aircraft delivery slots out of the 200 VX4 conditional pre-orders. In March 2023, it was announced that Marubeni would be one of the operators of the Advanced Air Mobility showcase for the 2025 Osaka World Expo to fly with Vertical’s VX4.

JCAB formally becomes the fourth aviation regulator Vertical is working closely with, including the CAA on Type Certification and concurrent validation with EASA and the US Federal Aviation Authority (FAA). Vertical is also in discussions with the National Civil Aviation Agency of Brazil on the VX4’s future validation programme. The establishment of this broad coalition of regulators will enable Vertical to deliver the VX4 into service internationally, with its airline, helicopter operator, aircraft lessor, business aviation and tourism group customers.

Stephen Fitzpatrick, Vertical’s Founder and CEO, said “I am immensely proud that Vertical is the first British electric aircraft company in history to receive a DOA from the UK aviation regulator. This approval is a critical step forward in our mission to decarbonise air travel and bring the UK’s first electric aircraft to market. We are grateful for the CAA's commitment to advancing sustainable aviation, which allows us to build on the UK's proud aerospace tradition.”

Paul Harper, Vertical’s Head of Certification, said “Receiving a DOA from the CAA is a huge testament to our team and the hard work we are doing to ensure safety is at the core of the VX4. It represents a significant milestone on our journey to Type Certification and we would like to thank the CAA for their guidance and continued support.

I believe that in formally working with JCAB, as the fourth aviation regulator Vertical is committed to certifying with, we are on track for establishing the most detailed understanding of global regulators’ needs and differences for eVTOLs. This will give us a competitive edge in bringing the VX4 into service.”

Garry Lathey, Design and Certification Manager at the UK Civil Aviation Authority, said: “We are committed to enabling innovators such as Vertical take their ideas to market in a safe, secure and sustainable way. The granting of Design Organisation Approval to Vertical is an essential step on their journey bringing an eVTOL aircraft into service. It emphasises our commitment to making the UK a key destination for aviation innovators. It’s also vital that this work has an international impact and so in all our efforts we aim to work collaboratively with other regulatory bodies around the world to support the future of eVTOL flight and maintain the high safety standards that the public expects.”

Notes to Editors

•	Vertical Aerospace’s DOA number is UK.21J.1001.
•	The type of DOA is: Small Aeroplane with eVTOL limitation
•	Vertical's engineering design organisation is now compliant with the UK regulatory requirements of Part 21 Subpart J.

About Vertical Aerospace

Vertical Aerospace (NYSE: EVTL) is pioneering electric aviation. The Company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the OVO Group, a leading energy and technology group and Europe’s largest independent energy retailer. Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical’s top-tier partner ecosystem, including Rolls-Royce, Honeywell Aerospace, Leonardo and GKN Aerospace, is expected to de-risk operational execution and its pathway to certification allowing for a lean cost structure and enabling production at scale. Vertical has a leading pre-order book for more than 1,400 aircraft from a diverse global customer base, creating multiple potential near term and actionable routes to market. Customers include airlines, aircraft lessors, helicopter operators and tourism groups, including American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Iberojet and FLYINGGROUP, as well as Japan Airlines (JAL), Gol, Air Greenland, Gozen Holding and AirAsia, through Avolon’s VX4 placements.

Vertical’s VX4 eVTOL is projected to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving a cruise speed of 150 miles per hour, while producing minimal noise and zero operating emissions.

Having been issued with its Permit to Fly from the UK’s Civil Aviation Authority in September 2022, Vertical’s VX4 prototype has successfully undertaken piloted flight tests. Vertical is now in the next stages of the flight test programme, which is expected to reach higher altitudes and speeds, as well as demonstrating the transition from vertical to horizontal flight.

Vertical Media Kit

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product with any of our intended regulators, on any particular timeline or at all, expectations surrounding conditional pre-orders and commitments, which may be terminated at any time by either party and that pre-delivery payments may be fully refundable upon certain circumstances, the features and capabilities of the VX4, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; we have previous identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Vertical Aerospace

Ambika Sharma

nepeanverticalteam@nepean.co.uk

+44 7596 474 020

Eduardo Royes

investors@vertical-aerospace.com

+1 (646) 200-8871

Source: Vertical Aerospace Ltd.